

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561**

March 15, 2007

<u>Via Facsimile</u>

Kay L. Toolson
Chief Executive Officer
Monaco Coach Corporation.
91320 Industrial Way
Coburg, OR 97408

> **RE: Monaco Coach Corporation
> Form 10-K: For the Year Ended December 31, 2005
> File Number: 001-14725**

Dear Mr. Toolson:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: P. Martin Daley, Chief Financial Officer